SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2003

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21 August 2003	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Improvement Trend Continued in Q2 2003 Financial Results

EBITDA for the Quarter Reached NIS 37.1 million

NETANYA, Israel, August 21, 2003 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported second-quarter revenues increased to NIS 136.3 million (US$31.6 million) from NIS 132.2 million (US$30.7 million) in first-quarter 2003 and NIS 127.6 million (US$29.6 million) in second-quarter 2002. The higher revenues, which Matav reported despite a decrease in total subscribers, stemmed from higher sales of tiering, interactive and fast Internet services.

Second-quarter operating expenses fell to NIS 117.5 million (US$27.3 million) from NIS 119.3 million (US$27.7 million) in the previous quarter and NIS 137.7 million (US$31.9 million) in the year-earlier period. The drop is attributed mainly to lower content expenses.

Gross profit for the second quarter advanced to NIS 18.8 million (US$4.3 million) from NIS 12.9 million (US$3 million) in first-quarter 2003. For the second quarter of 2002, Matav reported a gross loss of NIS 10.1 million (US$2.3 million).

Second-quarter selling, marketing and G&A expenses were NIS 21 million (US$4.9 million), compared with NIS 22.2 million (US$5.1million) in the previous quarter and NIS 20.4 million (US$4.7 million) in second-quarter 2002.

Financing expenses for the quarter totaled NIS 31.2 million (US$7.2 million), compared with NIS 15 million (US$3.5 million) in first- quarter 2003 and NIS 2.3 million (US$0.5 million) in the year-ago quarter. The higher financing expenses were caused by the 1.3% second-quarter decline in Israel’s consumer price index, which in turn prompted higher real interest rates. Another factor in the higher financing expense was the US dollar’s devaluation against the shekel, which caused losses due to hedging activities.

Matav’s share in profits of associated companies reached NIS 7.9 million (US$1.8 million) in the second quarter, compared with NIS 3.5 million (US$0.8 million) in the previous quarter and NIS 2 million (US$0.5 million) in second-quarter 2002. The increase stems from Matav’s 7.4% holding in Partner Communications, which posted higher profits.

Matav reported a second-quarter net loss of NIS 22.9 million (US$5.3 million), or NIS 0.79 (US$0.18) per ordinary share, compared with a net loss of NIS 24.8 million (US$5.8 million), or NIS 0.86 (US$0.2), in the first quarter. For the second quarter of 2002, Matav reported net profit of NIS 160.2 million (US$37.2 million), or NIS 5.56 (US$1.30) per ordinary share. In the year-ago quarter, Matav sold 50 percent of its holding in Partner Communications and reported a pretax capital gain of NIS 301 million on the transaction.

Second-quarter EBITDA improved to NIS 37.1 million (US$8.6 million) from NIS 31.9 million (US$7.4 million) for first-quarter 2003 and NIS 7.8 million (US$1.8 million) for second-quarter 2002.

At June 30, 2003, Matav had approximately 271,700 subscribers, compared with 274,000 at March 31, 2003, and 281,500 at June 30, 2002.

During the second quarter, ARPU continued to increase, reaching NIS 195.5 (monthly, including 18% value-added tax) compared with NIS 189.7 in the previous quarter and NIS 177.3 in second-quarter 2002. The company’s fast Internet service has attracted more than 42,000 subscribers to date.

Matav CEO Amit Levin commented: “Matav is pleased that it increased revenues in an intensely competitive second quarter, which was marked by price reductions at our competitors. The price cuts reduced our overall subscriber base, but our ARPU increased in the quarter as we expanded our multi-channel offerings, as our subscribers used more of our innovative value-adding interactive services, and as we signed up more customers for fast Internet. We expect that continued higher revenues plus our commitment to tight control of expenses will support this positive trend in future quarters.

“Regarding the merger, Israel’s antitrust director general has granted the three Israeli cable companies an extension for the approval of the merger until November 15, 2003. We are continuing to cooperate with Israel’s two other cable companies on marketing, content and other issues, including the recent launch of our joint brand, “HOT.” Due to difficulties stemming from the regulations set by Israel’s supervisor of banks, concerning financing issues of the merged company, there is no certainty that the merger will take place in its original form or when it will take place. We are currently assessing our options regarding continuing our collaboration with the two other cable companies.”

Revenues for the six-month period reached NIS 268.4 million (US$62.3 million) compared with NIS 245.3 million (US$56.9 million) in the comparable period in 2002.

Six-month selling, marketing and G&A expenses fell to NIS 43.2 million (US$10 million) from NIS 44.8 million (US$10.4 million) in the year-earlier period.

The net loss for the six months was NIS 47.7 million (US$11.1 million), or NIS 1.65 (US$0.38) per ordinary share, compared with net profit of NIS 123.2 million (US$28.6 million), or NIS 4.27 (US$1.00) per ordinary share, in the first six months of 2002.

Management will conduct a teleconference today at 10:30 a.m. U.S. Eastern Time. To participate, please dial +1-866-500-4953 or +1-877-332-1104 in the United States and +972-3-925-5910 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 7.4 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 /Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31, 2002	June 30 2003		June 30 2003
	Adjusted NIS	Adjusted NIS		U.S. dollars
	(In thousaned)
ASSETS:	(Audited)	(Unaudite	d)	(Unaudite	d)
CURRENT ASSETS:
Cash and cash equivalents	7,711	721		167
Accounts Receivables:
Trade	69,665	70,015		16,237
Other	18,089	14,328		3,323

Total current assets	95,465	85,064		19,727

INVESTMENTS AND LONG-TERM LOANS:
Investments in affiliated companies	22,715	33,998		7,885
Investments in other companies	16,470	16,470		3,820
Long-term loans granted to employees	620	41		9
Severance pay fund	320	-		-

	40,125	50,509		11,714

FIXED ASSETS:
Cost	2,015,209	2,046,091		474,511
Less - accumulated depreciation and
amortization	1,009,238	1,091,252		253,073

	1,005,971	954,839		221,438

OTHER ASSETS AND DEFERRED CHARGES
Net of accumulated amortization	7,019	5,441		1,262

	1,148,580	1,095,853		254,141

MATAV – CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

			Convenience translation
	December 31, 2002	June 30 2003	June 30 2003
	Adjusted NIS	Adjusted NIS	U.S. dollars
	(In thousaned)
LIABILITIES AND SHAREHOLDERS' EQUITY:	(Audited)	(Unaudited )	(Unaudited )
CURRENT LIABILITIES:
Short-term bank credit	521,364	526,510	122,103
Current maturities of debentures	34,205	34,310	7,957
Accounts payable and accruals:
Trade	85,241	64,472	14,952
Affiliated companies - current account	2,720	13,197	3,061
Other	85,799	100,512	23,310

Total current liabilities	729,329	739,001	171,383

LONG-TERM LIABILITIES:
Accrued severance pay, net	-	778	180
Loans and debentures (net of current
maturities):
Loans from bank and others	144,087	119,902	27,807
Debentures	100,862	101,418	23,520
Customers' deposits for converters, net of
accumulated amortization	25,159	28,740	6,665

Total long-term liabilities	270,108	250,838	58,172

Total liabilities	999,437	989,839	229,555

SHAREHOLDERS' EQUITY:
Share capital	49,576	49,576	11,497
Share premium	407,041	407,041	94,397
Retained loss	(241,635)	(292,134)	(67,749)

	214,982	164,483	38,145
Less-Company's shares held by consolidated company	(65,839)	(58,469)	(13,559)

Total shareholders' equity	149,143	106,014	24,586

	1,148,580	1,095,853	254,141

MATAV – CABLE SYSTEMS MEDIA LTD
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share and per ADS data)

					Convenience translation
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,
	2002	2003	2002	2003	2003
	Adjusted NIS				U.S. dollars
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	127,624	136,266	245,287	268,440	31,602
operating expenses	137,717	117,514	267,062	236,762	27,253

Gross profit (loss)	(10,093)	18,752	(21,775)	31,678	4,349
Selling, marketing, general and administrative
expenses:
Selling and marketing	9,675	9,530	22,449	19,799	2,210
General and administrative	10,719	11,503	22,358	23,440	2,668

	20,394	21,033	44,807	43,239	4,878

Operating loss	(30,487)	(2,281)	(66,582)	(11,561)	(529)
Financial expenses, net	(2,250)	(31,174)	(7,478)	(46,175)	(7,230)
Other income (expenses), net	299,237	2,635	299,130	(1,358)	611

Income (loss) before taxes on income	266,500	(30,820)	225,070	(59,094)	(7,148)
Taxes on income	108,300	-	108,300	-	-

Income (loss) from operations of the Company
and its subsidiaries	158,200	(30,820)	116,770	(59,094)	(7,148)
Equity in earnings of affiliated companies,
net	2,016	7,882	6,394	11,352	1,828

Net income (loss)	160,216	(22,938)	123,164	(47,742)	(5,320)

Earnings (loss) per ordinary share	5.56	(0.79)	4.27	(1.65)	(0.18)

Earnings (loss) per ADS	11.12	(1.58)	8.54	(3.3)	(0.36)

Weighted average number of shares outstanding
in thousands	28,834	28,885	28,834	28,873	28,885

Weighted average number of ADSs outstanding in
thousands	14,417	14,443	14,417	14,436	14,443

Memo EBITDA	7,817	37,100	9,598	68,999	8,604